2-11-02

02012153

UNITED STATES SECURITIES AND EXCHANGES COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period of ______________________ January 23, 2002 – February 11, 2002

HURRICANE HYDROCARBONS LTD.

(Name of Registrant)

140 – 4th Avenue S.W. #1460, Calgary, Alberta, Canada T2P 3N3
(Address of principal executive offices)

1. Toronto Stock Exchange Monthly Report on Options, Warrants and Shares – January 31, 2002
2. News Release –
   January 31, 2002 – Investor Presentation Update
   February 11, 2002 – Exploration Success

Indicate by check mark whether the Registrant files annual reports under cover Form 20F or Form 40-F.
Form 20-F __√_ Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchanges Act of 1934.
Yes ___ No __√_

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurricane Hydrocarbons Ltd. SEC File No. 0-28466
(Registrant)

Date: February 11, 2002 **By:** ______________________
Ihor P. Wasylkiw, P.Eng., Vice President Investor Relations

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES

Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

Toronto Stock Exchange

Company Name:	Hurricane Hydrocarbons Ltd.		
Stock Symbol:	HHL.a		
For Month Ending:	January 31, 2002	**Contact Name:**	Ihor Wasylkiw
Date Prepared:	February 11, 2002	**Phone Number:**	(403) 221-8658

Outstanding Stock Options Summary					
Stock Options Outstanding – Opening Balance					5,556,993
Options Granted:	**(Add)**				
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**	
Subtotal					0
Options Exercised:	**(Subtract)**				
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Jan 9, 2002 reversal entry of Nov 12, 2001	O.Kindyakova	Nov 13, 1996	$0.26	-7,300	
Jan 9, 2002	B. Isautier	Aug 27, 1997	$5.52	25,000	
Jan 16, 2002	O.Kindyakova	Nov 13, 1996	$0.26	4,800	
Jan 28, 2002	B. Isautier	Apr 3, 2000	$0.66	700,000	
Subtotal					(722,500)
Options Cancelled:	**(Subtract)**				
Date	**Name**	**Date of Grant**	**Price**	**Number**	
Jan 9, 2002	O. Kindyakova	Nov 5, 1996	$4.04	2,500	(2,500)
Subtotal					
Closing Stock Option Plan Balance					4,831,993

Shares Reserved for Share Compensation Arrangements		
Opening Reserve Balance		5,748,550
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		(722,500)
Closing Reserve Balance		5,026,050

Issued and Outstanding Share Capital Summary		
Reason for Increase or Reduction		
Issued and Outstanding - Opening Balance		80,110,188
Stock Options Exercised		722,500
Share Purchase Plan		
Corresponding Convertible Securities Exercised		12,157
Corresponding Convertible Securities Cancelled		(2,978)
Shares Cancelled		
Issuer Bid Cancellation		
Closing Issued Capital Balance		80,841,867

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2
Fax (416) 947-4547

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – February 11, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Exploration Success

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") announces that it has completed the drilling of the first of six deep play exploration wells in license 260 D1, which are part of its 2002 exploration campaign. The well was drilled to confirm the concept of deeper oil bearing sands extending into the unexplored section of the South Turgai Basin. North Nurali 1 was drilled to 2,265 meters and has produced light 47.6 API gravity, low sulphur crude from deep sands under natural flow during an initial open hole test. Detailed testing of these deeper sands and certain sections in the upper horizons will be conducted over the next two weeks using a well service rig.

This excellent result gives strong confirmation of the theory of producible hydrocarbons in the unexplored deeper stratigraphic horizons, which is a key component in Hurricane's continued upstream growth.

The rig will move to North Nurali 2 to explore a separate and independent deep prospect to the east of North Nurali 1.

Hurricane is using a Western type-drilling rig from a Polish contractor for its 2002 exploration campaign. The rig has been used by Hurricane for appraisal and development drilling of the QAM fields where its performance was superior to that of other previous drilling units.

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

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For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658

HURRICANE HYDROCARBONS LTD.

NEWS RELEASE

FOR IMMEDIATE RELEASE – January 31, 2002
FOR: Hurricane Hydrocarbons Ltd.
SUBJECT: Investor Presentation Update

CALGARY, Alberta – Hurricane Hydrocarbons Ltd. ("Hurricane") will be hosting presentations in Los Angeles, San Francisco, Toronto, Montreal, New York and Boston the week of February 4th to 8th 2002.

Mr. Bernard F. Isautier, President and CEO of Hurricane, will be the company presenter and will be a featured guest on the television program "Report On Business" to be hosted in Toronto on February 5th.

A copy of this presentation, which will refer to the company's 2002 capital expenditures, production expectations, transportation updates and other financial indicators, will be made available on Monday, February 4th at 10:30 a.m. Eastern time (8:30 a.m. Mountain time). To access this presentation, please visit the company's website at www.hurricane-hhl.com and from the home page click on "Presentations".

Hurricane is an international energy corporation engaged in the exploration, development, production, acquisition, refining and marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane's shares trade on The Toronto Stock Exchange under the symbol HHL.A, in the United States on Nasdaq under the symbol HHLF and on the Frankfurt exchange under the symbol HHCA. Hurricane's 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange. The company's website can be accessed at www.hurricane-hhl.com.

-30-

For further information please contact:

Ihor P. Wasylkiw
Vice President Investor Relations
(403) 221-8658